EXHIBIT 20.2

                                                   Nextel Communications, Inc.
                                                   1505 Farm Credit Drive
                                                   McLean, VA  22102
                                                   703-394-3000
[LOGO]                                                                   Media:
                                                     Ben Banta (703) 394 - 3573
For Immediate Release                                       Investors/Analysts:
                                                  Paul Blalock (703) 394 - 3500



                           NEXTEL REPORTS 1996 RESULTS

                        -- Company Sets Growth Records --

McLEAN, Va. - March 14, 1997 - Nextel Communications, Inc. (NASDAQ: NXTL), the nation's leading provider of all-digital wireless services, today announced results for the fourth quarter and the 12 months ended December 31, 1996, including increased revenue, a record number of digital units in service and strong revenue per digital unit in service.

Dan Akerson, Nextel's chairman and chief executive officer said, "Our progress is solid. We launched our new national network capabilities, began an aggressive national advertising campaign and are achieving increasing levels of customer acceptance. We are changing the way business customers use wireless services by providing industry-leading innovations like no roaming charges and per-second billing for cellular calls. Nextel will achieve even stronger growth by offering the best quality, value and simplicity available in the industry."

Revenues increased 94 percent to $332,938,000 for the 12 months ended December 31, 1996, compared with $171,703,000 for the same period last year. Revenues for the three months ended December 31, 1996 were $95,961,000, compared with $60,951,000 for the same period last year. A record number of total wireless units in service of 1,114,500 were reported as of December 31, 1996, an increase of 32 percent over the same period last year. Digital units in service increased 253 percent to 300,300 as of December 31, 1996 as compared with last year, while at the same time the monthly average revenue per digital unit increased 51 percent to $56 per unit.

The net loss for the twelve months ended December 31, 1996, was $556,020,000 ($2.50 per share) versus a loss of $331,165,000 ($2.31 per share) for the same period last year. The net loss for the fourth quarter of 1996 was $158,391,000 ($0.70 per share) versus $118,850,000 ($0.62 per share) for the same period last year and $148,883,000 ($0.66 per share) during the three months ending September 30, 1996. The results for the 12 months ending December 31, 1996, are based upon the weighted average number of common shares outstanding of 222,779,000 during the period.

Steve Shindler, Nextel's chief financial officer commented, "Nextel is exceeding its operational and financial targets. During 1996, we more than tripled our digital subscribers while increasing the average monthly revenue from each customer by over 50%. We are ramping up our growth. In

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recent  days,  we've  reduced the price of our handsets to $199, instituted  an industry-leading per second billing policy, and expect to continue to show impressive performance in these operational and financial areas."

McCaw  International   Ltd.,   Nextel's   international   subsidiary,   raised
approximately $500 million gross proceeds in a recently concluded debt financing transaction to fund its planned digital wireless communication systems buildouts in several emerging markets including Argentina, Brazil and the Philippines.

"Safe Harbor " Statements under the Private Securities Litigation Reform Act of 1995. A number of the matters and subject areas discussed above that are not historical or current facts deal with potential future circumstances and developments. The discussion of such matters and subject areas is generally
qualified  by  the  inherent  risks  and   uncertainties   surrounding   future
expectations. Nextel has attempted to identify, in context, certain of the factors that it currently believes may cause actual future experiences and results to differ from Nextel's current expectations regarding the relevant matter or subject area. The operation of Nextel's and its affiliates' wireless communications business may produce actual future circumstances and results that differ from Nextel's and such affiliates' current expectations regarding such matters due to the effects of various risks and uncertainties. Such risks and uncertainties are described in Nextel's periodic and other reports filed from time to time with the Securities and Exchange Commission, including the discussion under the heading "Forward Looking Statements" contained in Nextel's most recent quarterly report on Form 10-Q filed on or about November 14, 1996.

Nextel Communications, Inc., based in McLean, Virginia, is the nation's largest provider of all-digital wireless services. Nextel now offers enhanced digital wireless service in over 200 cities making it the largest guaranteed all-digital network providing commercial service in the U.S. today. To learn more about Nextel and our services, visit our website at http://www.nextel.com.

                                     -more-
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                  NEXTEL COMMUNICATIONS, INC. AND SUBSIDIARIES
                             SELECTED FINANCIAL DATA
                   (in thousands, except share and unit data)

                               Three Months Ended           Twelve Months Ended
                               1995        1996            1995            1996
Revenues                       $ 60,951   $ 95,961       $ 171,703    $ 332,938

Cost of Service and Analog Equipment Sales
                                 49,175     60,086        151,718       247,717
Selling, General and Administrative
                                 77,074    106,177        193,321       330,256
Expenses Related to Corporate Reorganization
                                     _          _          17,372            _
Depreciation and Amortization
                                 84,786    109,133        236,178       400,831
Operating Loss
                               (150,084)  (179,435)      (426,886)     (645,866)
Interest Expense                (43,474)   (61,971)      (115,034)     (227,495)
Other (Expense) Income           (9,491)    (7,233)        10,153        10,149
Income Tax Benefit               84,199     90,248        200,602       307,192

Net Loss                      $(118,850) $(158,391)     $(331,165)    $(556,020)

Net Loss Per Share            $   (0.62) $   (0.70)     $   (2.31)    $   (2.50)

Weighted Average Common
Shares Outstanding          193,224,000  227,189,000   143,283,000  222,779,000


                           SELECTED BALANCE SHEET DATA

                                                   December 31,
                                           1995                  1996
Cash and Cash Equivalents              $   340,826           $   139,681
Marketable Securities                  $    68,443           $     5,012
Current Assets                         $   504,661           $   309,097
Property, Plant and Equipment, net     $ 1,192,204           $ 1,803,739
Intangible Assets, Net                 $ 3,549,622           $ 4,076,300
Total Assets                           $ 5,547,256           $ 6,472,439
Long-Term Debt                         $ 1,687,829           $ 2,783,041
Stockholders' Equity                   $ 2,945,141           $ 2,808,138

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                               OTHER SELECTED DATA

                                                     December 31,
                                            1995                 1996

Capital Expenditures, net of
capitalized interest of $31,000
and $32,900, respectively                 $ 388,700          $ 537,100


Units in Service
Analog SMR service                          758,000            814,200
Digital Mobile Network servic                85,000            300,300
Total                                       843,000          1,114,500


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